Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:
We consent to incorporation by reference in the Registration Statement of Revlon, Inc. on Form S-8 (File No. 333-48871) of our report dated June 22, 2010, relating to the Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan as of December 31, 2009 and 2008, the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008, and the related supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the annual report on Form 11-K of the Revlon Employees’ Savings, Investment and Profit Sharing Plan for the year ended December 31, 2009.

/s/ KPMG LLP
New York, New York
June 22, 2010